STATE OF NEVADA

ARTICLES OF AMENDMENT

OF

ARTICLES OF INCORPORATION

eWellness Healthcare Corporation, a corporation organized and existing under and by virtue of the NRS 78 of the State of Nevada, does hereby certify:

FIRST: That at a meeting of the Board of Directors of eWellness Healthcare Corporation (the “Corporation”), resolutions were duly adopted setting forth a proposed amendment of the Articles of Incorporation of said Corporation, declaring said amendment to be advisable and based upon the written consent of the holders of the Corporation’s Series A Voting Preferred Stock and Common Stock of said Corporation holding a majority of the outstanding shares of voting capital stock (collectively, the “Majority Consenting Stockholders”) for consideration thereof. The resolutions setting forth the proposed amendment are as follows:

RESOLVED, that the Articles of Incorporation of this Corporation be amended by changing the ARTICLE VI so that, as amended, said Article shall be and read as follows:

“ARTICLE VI: The Corporation shall be authorized to issue one billion nine hundred and twenty million (1,920,000,000) shares of capital stock, of which one billion nine hundred million (1,900,000,000) shares shall be shares of common stock, par value $0.001 per share (“Common Stock”) and twenty million (20,000,000) shares shall be shares of preferred stock, par value of $0.001 per share, which may be issued in one or more series (“Preferred Stock”). The Board of Directors of the Corporation is authorized to fix the powers, preferences, rights, qualifications, limitations or restrictions of the Preferred Stock and any series thereof pursuant to NRS 78.195, including but not limited to the following relative rights and preferences, as to which there may be variations among different series:

(a) The rate and manner of payment of dividends, if any;

(b) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon shares in the event of liquidation, dissolution or other winding-up of the Corporation;

(d) Sinking fund provisions, if any, for the redemption or purchase of shares;

(e) The terms and conditions, if any, on which shares may be converted or exchanged;

(f) Voting rights, if any; and

(g) Any other rights and preferences of such shares, to the full extent now or hereafter permitted by the laws of the State of Nevada.

The Board of Directors shall have the authority to determine the number of shares that will comprise each series.

Prior to the issuance of any shares of a series, but after adoption by the Board of Directors of the resolution establishing such series, the appropriate officers of the Corporation shall file such documents with the State of Nevada as may be required by law.”

SECOND: That thereafter, pursuant to resolutions of its Board of Directors, and based upon the written consent of the Majority Consenting Stockholders, who are the holders of a majority of the outstanding shares of voting capital stock of said Corporation in accordance with section 78.320 of Nevada Revised Statutes, the necessary number of shares as required by statute, were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of NRS 78 of the State of Nevada.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 27th day of September 2019.

By:	/s/ Darwin Fogt
Name:	Darwin Fogt
Title:	Chief Executive Officer, President and Director